Exhibit 21.1

SUBSIDIARIES OF CALAMOS ASSET MANAGEMENT, INC.

The following table lists the direct and indirect subsidiaries of Calamos Asset Management, Inc.

NAME	JURISDICTION OF INCORPORATION OR ORGANIZATION

Calamos Holdings LLC	Delaware

Calamos Advisors LLC	Delaware

Calamos Capital LLC	Delaware

Calamos Financial Services LLC	Delaware

Calamos Partners LLC	Delaware

Calamos Property Management LLC	Delaware